SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Directorate Change

6 December 2012

DIRECTORATE CHANGE

Aviva plc ("Aviva" or "the Company") announces that Euleen Goh, an independent non-executive director, has decided to step down from the Board and as a member of the Audit, Nomination and Corporate Responsibility Committees with effect from 31 December 2012 to pursue her activities in Singapore.

Euleen Goh joined the Aviva Board in 2009 and is also a non-executive director of Singapore Airlines Limited, DBS Bank Limited, DBS Group Holdings Limited and CapitaLand Limited and the Singapore Chinese Girls' School and is Chairman of the Singapore International Foundation.

Commenting on Euleen Goh's retirement, John McFarlane, Chairman of Aviva said:

"I would like to thank Euleen for her valued service to the Company over the past four years and her significant contribution to the Board and the Audit, Nomination and Corporate Responsibility Committees.  Euleen's experience, financial knowledge and business acumen have greatly benefitted the Company and on behalf of the Board I wish her well for the future."

This announcement is made pursuant to Listing Rule 9.6.11.

ends

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Andrew Reid                                                                           +44 (0)20 7662 3131

Notes to editors:

•      Euleen Goh was appointed to the Board in January 2009. She is currently a non-executive director of Singapore Airlines Limited, DBS Bank Limited, DBS Group Holdings Limited and CapitaLand Limited and the Singapore
        Chinese Girls' School and is Chairman of the Singapore International Foundation.

• Aviva provides 43 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 December, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary